                                                              PAGE 1 OF 10 PAGES


                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                        LOGANSPORT FINANCIAL CORPORATION
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                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   541209102
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                                 (CUSIP Number)


                              Stanley J. Bradshaw
                                 P.O. Box 1972
                               Pinehurst NC 28370
                                 (910) 295-7029
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 10, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 541209102               13D                        PAGE 2  OF 10 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    The Roosevelt Group, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
    Not Applicable
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri limited liability company
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    37,900 - with Reporting Person Bradshaw
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    37,900 - with Reporting Person Bradshaw
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     65,600
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]
     The amount in Row (11) does not include the 50,500 shares owned by
     Pulaski Financial Corporation of St. Louis, Missouri, an advisory client of Bradshaw Capital Management, LLC. Pulaski's holdings represent 4.63% of the shares outstanding of the Issuer. Neither Roosevelt nor Bradshaw claim any beneficial interest Pulaski's holdings of the Issuer's shares and disclaim the existence of any group with Pulaski with respect to the Issuer.
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

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CUSIP NO. 541209102               13D                        PAGE 3  OF 10 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Bradshaw Capital Management, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
    Not Applicable
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States citizen
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    27,700
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    65,600 - with Reporting Person Roosevelt
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    27,700
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    65,600 with Reporting Person Roosevelt
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     65,600
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]
     The amount in Row (11) does not include the 50,500 shares owned by Pulaski Financial Corporation of St. Louis, Missouri, an advisory client of Bradshaw Capital Management, LLC. Pulaski's holdings represent 4.63% of the shares outstanding of the Issuer. Neither Roosevelt nor Bradshaw claim any beneficial interest in Pulaski's holdings of the Issuer's shares and disclaim the existence of any group with Pulaski with respect to the Issuer.
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

SCHEDULE 13D                                                  PAGE 4 OF 10 PAGES
CUSIP NO.   541209102


ITEM 1.                    SECURITY AND ISSUER

         a)       Common Stock of Logansport Financial Corporation

         b)       The address of the Issuer's principal executive offices is:

                  723 East Broadway, Logansport IN 46947

ITEM 2.                    IDENTITY AND BACKGROUND

         REGARDING REPORTING PERSON THE ROOSEVELT GROUP, L.L.C.

         a)       The Roosevelt Group, L.L.C. ("Roosevelt")

         b)       400 North Fifth Street, Suite 200
                  St. Charles, Missouri  63301

         c)       Organized under the laws of the State of Missouri

         d) Roosevelt's principal business is investment in securities of financial institutions

         e) During the last five years, Roosevelt has not been convicted in any criminal proceeding.

         f) During the last five years, Roosevelt has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         REGARDING REPORTING PERSON BRADSHAW CAPITAL MANAGEMENT, L.L.C.

         a)       Bradshaw Capital Management, L.L.C. ("Bradshaw")

         b)       P.O. Box 1972
                  Village of Pinehurst, North Carolina 28370

         c)       Organized under the laws of the State of North Carolina.

         d) Bradshaw's principal business is investment in securities of financial institutions and providing advisory services to financial institutions.

         e) During the last five years, Bradshaw has not been convicted in any criminal proceeding.

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SCHEDULE 13D                                                  PAGE 5 OF 10 PAGES
CUSIP NO.   541209102



         f) During the last five years, Bradshaw has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:


The subject securities were acquired at a cost of $769,938.27 using funds paid to Roosevelt as capital contributions by its members, and funds provided to Bradshaw by its sole member for investment.

ITEM 4.                    PURPOSE OF TRANSACTION:

The Reporting Persons acquired the subject securities for investment purposes at various times between December 28, 1999 and January 18, 2002. The Reporting Persons began acquiring shares of the Issuer because of a respect for the Issuer's management, its sound asset quality and its large efficient single-office operation prominently located in the central business district of Logansport, the county seat of Cass County, Indiana. Such positioning was believed to give the Issuer a cost advantage over local competitors, and cause it to be uniquely well suited to increase earnings either as a continuing independent institution or as an easily integrated expansion for the many rapidly growing Midwestern banking institutions, some of which had, and continue to have, offices in Logansport. The Reporting Persons were also attracted by the fact that the Issuer, while overcapitalized, was not as hopelessly overcapitalized as many of the small thrifts around the country. Accordingly, the Reporting Persons believed that the Issuer could generate a meaningfully rising return on equity while still having the excess capital to repurchase stock in order to further increase returns for shareholders and to stabilize the franchise. The Reporting Persons expected that the Issuer could succeed as a long-term example of the attractive opportunities available in community banking.

Over the two years described above, the Reporting Persons have had numerous conversations with the management of the Issuer and have generally expressed support for their efforts. The Reporting Persons continued to acquire shares of the Issuer because the market price seemed very low relative to the earnings and book value of the Issuer and relative to the market prices of comparable community banks in general and relative to comparable community banks in Indiana in particular. The Reporting Persons noted that the Issuer reported a 22% increase in net income for the quarter ended September 30, 2001, which represented a return on shareholders' equity of 8.7%. The Reporting Persons note that the December edition of THRIFTINVESTOR magazine lists 24 community banks in Indiana and the Issuer is the only so-listed community bank that has such a profitability profile and also has capital exceeding 10% of assets and yet has a common stock whose market price is below tangible book value.



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SCHEDULE 13D                                                  PAGE 6 OF 10 PAGES
CUSIP NO.   541209102




During the many conversations with the management of the Issuer, the Reporting Persons suggested that a higher return on equity was necessary for the Issuer to remain independent and that, fortunately enough, such prospects seemed positive. The Reporting Persons strongly suggested the Issuer buy back stock at prices below book value, which would increase the book value of the remaining shares. Moreover, the Reporting Persons explained that the equity expended in the repurchase activity would lower the equity to assets ratio and thus cause the return on equity to increase above that which would otherwise be the case. A source of the Reporting Persons' support for management of the Issuer is that in each conversation, the management personnel agreed with the Reporting Persons' advice and voiced a commitment to do accordingly.

During some of the conversations, the Reporting Persons also described the operating successes experienced by Pulaski Financial Corporation (NASDAQ: PULB) since January of 2000, when Pulaski was a small, overcapitalized community bank with a very low return on equity and their common stock traded at a price below book value. The Reporting Persons explained how Pulaski, by employing the capital management techniques described herein, had greatly improved their overcapitalized condition and in so doing had doubled their return on equity and rewarded shareholders with a stock that now trades at a premium to book value.

During 2001, the Reporting Persons became increasingly concerned by the lack of performance by the Issuer with regard to managing its capital and repurchasing its stock. The Reporting Persons met with the Issuer in the Issuer's office during July of 2001. The Reporting Persons communicated continuing support while also demonstrating frustration regarding the seeming lack of effort by the Issuer to repurchase stock. The Issuer renewed its commitment during that conversation to perform in this regard.

After the Issuer filed its Form 10Q for the period ending September 30, 2001, the Reporting Persons telephoned the Issuer. On the face of the filing, the Issuer disclosed there were 1,091,849 shares outstanding on November 1, 2001 - or MORE than the 1,083,510 shares disclosed to be outstanding one year earlier. The Reporting Persons then challenged the Issuer's commitment to better management of the capital position and increasing the book value of the stock by making open market purchases at prices well below book value. Citing an utter lack of action by the Issuer in this regard, the Reporting Persons reminded the Issuer that its otherwise increasing earnings per share and return on equity could be readily accelerated by a well executed share repurchase program - WHICH WAS THE ONLY WAY THAT THE ISSUER COULD REALIZE ITS STATED GOAL OF REMAINING INDEPENDENT. The Reporting Persons then informed the Issuer of their view that the Issuer's failure to take action in this regard inured to the detriment of shareholders. Accordingly, the Reporting Persons expressed their intent to increase their holdings of the Issuer's securities in order to defend the rights of shareholders and to protect the inherent value of the shares.

SCHEDULE 13D                                                  PAGE 7 OF 10 PAGES
CUSIP NO.   541209102





The Reporting Persons have expressed to the Issuer, and state their intent herein, to continue to acquire shares of the Issuer and to communicate with other shareholders with regard to the need for management to improve shareholder value. While future market conditions will dictate the speed and the extent to which the Reporting Persons acquire additional shares of the Issuer, the Reporting Persons are unable to put a limit on the potential amount of shares to be purchased. The Reporting Persons have begun conversations with regulatory counsel regarding preparation of an application to The Office of Thrift Supervision seeking permission to acquire more than 10% of the outstanding shares of the Issuer.

ITEM 5.                    INTEREST IN SECURITIES OF THE ISSUER:

         AS TO REPORTING PERSON ROOSEVELT

         a)       Amount beneficially owned: 65,600

         b)       Percent of class: 6.0%

         c)       Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:  -0-

                  (ii)     Shared power to vote or to direct the vote:
                           37,900 - with Reporting Person Bradshaw

                  (iii) Sole Power to dispose or direct the disposition of: -0-

                  (iv)     Shared power to dispose or to direct the disposition:
                           37,900 - with Reporting Person Bradshaw

                  (v) ADDITIONALLY, BRADSHAW CAPITAL MANAGEMENT, LLC HAS AN ADVISORY ROLE WITH PULASKI FINANCIAL CORPORATION OF ST. LOUIS, MISSOURI. PULASKI OWNS 50,500 SHARES OF THE ISSUER, WHICH SHARES REPRESENT 4.63% OF SHARES OUTSTANDING FOR THE ISSUER. BRADSHAW CAPITAL MANAGEMENT DISCLAIMS BENEFICIAL OWNERSHIP OF ANY OF THE PULASKI-OWNED SHARES. IN ANY EVENT, SUCH SHARES WERE ACQUIRED BETWEEN AUGUST 15, 2000 AND MAY 15, 2001 AT AN AGGREGATE PRICE OF $636,656.25. PULASKI HAS NOT ACQUIRED ANY SHARES OF THE ISSUER DURING THE PAST 60 DAYS.


         d) Transactions in the subject securities within the past 60 days:



         Date of Transaction        Number of Shares          Price per Share           How Effected
         -------------------        ----------------          ---------------           ------------


SCHEDULE 13D                                                  PAGE 8 OF 10 PAGES
CUSIP NO.   541209102




         January 9, 2002            1200                      $15.05                    Open Market
         January 10, 2002           800                       $15.05                    Open Market



         AS TO REPORTING PERSON BRADSHAW

         a)       Amount beneficially owned: 65,600

         b)       Percent of class: 6.0%

         c)       Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote: 27,700

                  (ii)     Shared power to vote or to direct the vote:
                           37,900 - with Reporting Person Roosevelt

                  (iii) Sole Power to dispose or direct the disposition of: 27,700

                  (iv)     Shared power to dispose or to direct the disposition:
                           37,900 - with Reporting Person Roosevelt

         d) Transactions in the subject securities within the past 60 days:


         Date of Transaction        Number of Shares          Price per Share           How Effected
         -------------------        ----------------          ---------------           ------------
         December 17, 2001          1600                      14.65                     Open Market
         December 18, 2001          700                       14.66                     Open Market
         December 19, 2001          1000                      14.80                     Open Market
         January 10, 2002           5000                      15.05                     Open Market
         January 14, 2002           1100                      15.05                     Open Market
         January 14, 2002           3600                      15.15                     Open Market
         January 17, 2002           1500                      15.66                     Open Market
         January 18, 2002           500                       15.66                     Open Market
         January 18, 2002           700                       15.78                     Open Market
         January 18, 2002           300                       15.81                     Open Market
         January 18, 2002           400                       16.02                     Open Market



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Because Stanley J. Bradshaw, the sole member of Bradshaw is Chairman and Chief Executive Officer of Roosevelt, Bradshaw has shared power to dispose of and vote Roosevelt's shares in the Issuer.

SCHEDULE 13D                                                  PAGE 9 OF 10 PAGES
CUSIP NO.   541209102



ITEM 7.                    MATERIAL TO BE FILED AS EXHIBITS.


                  EXHIBIT 99.1. Agreement between The Roosevelt Group, L.L.C. and Bradshaw Capital Management, L.L.C. regarding joint filing of Schedule 13D.




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SCHEDULE 13D                                                 PAGE 10 OF 10 PAGES
CUSIP NO.   541209102

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                        Date: January 21, 2001

                                        THE ROOSEVELT GROUP, L.L.C.

                               By:      /s/ Stanley J. Bradshaw
                                        ------------------------------------
                                        Signature

                                        Stanley J. Bradshaw, Chairman
                                        ------------------------------------
                                        Name/Title


                                        Date: January 21, 2002

                                        BRADSHAW CAPITAL MANAGEMENT,
                                        L.L.C.

                               By:      /s/ Stanley J. Bradshaw
                                        ------------------------------------
                                        Signature

                                        Stanley J. Bradshaw, President
                                        ------------------------------------
                                        Name/Title